HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                November 14, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tian'an Pharmaceutical Co., Ltd.
            Form SB-2
            SEC File No. 333-135434


      On behalf of Tian'an Pharmaceutical Co., Ltd. (the "Company") we withdraw the Company's acceleration request dated November 9, 2006.



                                    Very truly yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart